Financial Statements
(Expressed in United States Dollars)

CLEARLY CANADIAN BEVERAGE CORPORATION

for the nine month period ended September 30, 2006

The accompanying Financial Statements for the nine months ended September 30, 2006 have not been reviewed or audited by the Company’s Auditors.

CLEARLY CANADIAN BEVERAGE CORPORATION

September 30, 2006

INDEX

FINANCIAL STATEMENTS

Clearly Canadian Beverage Corporation
Consolidated Balance Sheets
As of September 30, 2006 and December 31, 2005
(in thousands of United States dollars, except where indicated)

	Unaudited
	Sept 30 2006	Dec 31 2005
	$	$
Assets
Current assets
Cash and cash equivalents	6,140	520
Accounts receivable (note 6)	821	475
Inventories (note 6)	606	781
Prepaid expenses, deposits and other assets	626	803
	8,193	2,579
Long-term investments	-	29
Assets held for sale (note 6)	-	343
Property, plant and equipment (note 6)	1,266	1,831
Prepaid contracts (note 15(b))	1,174	1,477
	10,633	6,259
Liabilities
Current liabilities
Bank indebtedness (note 5)	-	361
Accounts payable and accrued liabilities (note 6)	1,979	2,094
Capital lease obligation, current portion (note 9)	3	3
Short-term debt (note 6)	-	567
	1,982	3,025
Capital lease obligation, net of current portion (note 9)	8	9
Long-term debt (note 10)	-	1,501
	1,990	4,535
Shareholders’ Equity
Capital stock (notes 12 and 13)
Authorized
Unlimited common shares without par value
Unlimited multiple voting shares without par value
2,000,000 Class A preferred shares
2,000,000 Class B preferred shares
Outstanding - 2,000,000 (2005 – 2,000,000) Class B preferred shares	2,000	2,000
Issued – 12,248,281 (2005 – 6,901,652) common shares without par value

Outstanding – 12,210,981 (2005 – 6,864,352) common shares without par value	75,119	64,756
Share subscription receivable	-	(198)
Contributed surplus	7,844	4,809
Cumulative translation account	(730)	(929)
Deficit	(75,590)	(68,714)
	8,643	1,724
	10,633	6,259
Going concern (note 1)
Commitments and contingencies (note 15)

Approved by the Board of Directors
Brent Lokash, Director	Marco Markin, Director

The accompanying notes form an integral part of these consolidated financial statements.
Unaudited-Prepared by Management

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
As of September 30, 2006 and December 31, 2005, 2004
(in thousands of United States dollars, except where indicated)

				Class A Preferred		Class B Preferred
	Common Shares			Shares		Shares
											Share-
			Share						Cumulative		holders’
	Number of		subscription	Number		Number of		Contributed	translation		equity
	shares	Amount	receivable	of	Amount	shares	Amount	surplus	account	Deficit	(deficiency)
		$	(payable)	shares	$		$	$	$	$	$

Balance - December 31, 2003	679,568	58,272	-	-	-	-	-	485	(1,352)	(56,280)	1,125
Adoption of new accounting standards
(note 3)	-	-	-	-	-	-	-	523	-	(523)	-
Issued during the year - bonus shares
on short term debt-$2.70 per share	213,500	547	-	-	-	-	-	-	-	-	547
Share purchase warrant granted in
connection with short term debt	-	-	-	-	-	-	-	29	-	-	29
Private placement issued December 10,
2004 at CA $2.50 per unit	103500	216	-	-	-	-	-	-	-	-	216
Loss for the year	-	-	-	-	-	-	-	-	-	(5,086)	(5,086)
Exchange difference	-	-	-	-	-	-	-	-	99	-	99

Balance - December 31, 2004	996,568	59,035	-	-	-	-	-	1,037	(1,253)	(62,334)	(3,515)
Private placement issued January 14,
2005 at CA $2.50 per unit prior to
consolidation	46,500	97	-	-	-	-	-	-	-	-	97

Class A preferred shares issued on
conversion of loan May 5, 2005	-	-	-	1,000,000	1,000	-	-	-	-	-	1,000
Private placement of class A preferred
shares issued May 5, 2005 at USD
$1.00 per share	-	-	-	1,000,000	1,000	-	-	-	-	-	1,000
Private placement issued May 16, 2005
at USD $1.00 per share	2,260,000	2,260	-	-	-	-	-	-	-	-	2,260
Private placement issued May 24, 2005
at USD $1.00 per share	815,000	815	-	-	-	-	-	-	-	-	815
Finders fees - private placement - May
16, 2005 and May 24, 2005 issued at
USD $1.42 per share	450,000	639	-	-	-	-	-	-	-	-	639
Share issue cost - private placement
May 16, 2005 and May 24, 2005	-	(1,003)	-	-	-	-	-	-	-	-	(1,003)
Stock dividend on class A preferred
shares issued May 24, 2005 issued
at market USD $1.50 per share	7,506	11	-	-	-	-	-	-	-	(11)	-
Class A preferred shares converted to
class B preferred shares	-	-	-	(2,000,000)	(2,000)	2,000,000	2,000	-	-	-	-
Stock dividend on class B preferred
shares issued May 24, 2005 issued
at market USD $1.50 per share	200,000	300	-	-	-	-	-	-	-	(300)	-

The accompanying notes form an integral part of these consolidated financial statements.
Unaudited-Prepared by Management

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
As of September 30, 2006 and December 31, 2005, 2004
(in thousands of United States dollars, except where indicated)

			Class A Preferred		Class B Preferred
	Common Shares		Shares		Shares
											Share-
			Share						Cumulative		holders’
	Number of		subscription	Number		Number of		Contributed	translation		equity
	shares	Amount	receivable	of	Amount	shares	Amount	surplus	account	Deficit	(deficiency)
		$	(payable)	shares	$		$	$	$	$	$
Private placement issued May 27, 2005
at USD $1.00 per share	635,953	634	-	-	-		-	-	-	-	634
Shares issued on September 30, 2005
at market USD $1.17 per share	225,000	263	-	-	-		-	-	-	-	263
Share issued on October 17, 2005 at
market USD $1.38 per share	25,000	34	-	-	-		-	-	-	-	34
Option exercised at USD $1.00 per
share	105,000	105	-	-	-	-	-	-	-	-	105
Shares issued on November 30, 2005
at USD $2.00 per share	222,825	446	-	-	-		-	-	-	-	446
Shares issued on November 30, 2005
at USD $2.00 per share	75,000	150	-	-	-		-	-	-	-	150
Private placement issued December 28,
2005 at USD $1.25 per share	800,000	1,000	-	-	-		-	35	-	-	1,035
Share issue cost - private placement
December 28, 2005	-	(30)	-	-	-		-	-	-	-	(30)
Share subscription receivable	-	-	(198)	-	-	-	-	-	-	-	(198)
Fair value of stock options issued	-	-	-	-	-	-	-	1,612	-	-	1,612
Fair value of warrants issued for
consulting services	-	-	-	-	-		-	1,904	-	-	1,904
Restructuring cost	-	-	-	-	-	-	-	221	-	-	221
Loss for the year	-	-	-	-	-	-	-	-	-	(6,069)	(6,069)
Exchange difference	-	-	-	-	-	-	-	-	324	-	324
			-

Balance - December 31, 2005	6,864,352	64,756	(198)	-	-	2,000,000	2,000	4,809	(929)	(68,714)	1,724

Share subscription received in January,
2006	-	-	198	-	-	-	-	-	-	-	198
Shares issued for settlement of debt on
February 27,2006 at USD $2.00 per
share	100,000	238	-	-	-		-	-	-	-	238
Option exercised at USD $1.00 per
share	1,122,500	1,122	-	-	-	-	-	-	-	-	1,122
Shares issued for settlement of services
on March 1, 2006 at CAD $2.30 per
share	28,260	58	-	-	-		-	-	-	-	58
Shares issued for settlement of debt on
March 28, 2006 at USD $2.62 per
share	40,000	102	-	-	-		-	-	-	-	102

The accompanying notes form an integral part of these consolidated financial statements.
Unaudited-Prepared by Management

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
As of September 30, 2006 and December 31, 2005, 2004
(in thousands of United States dollars, except where indicated)

				Class A Preferred		Class B Preferred
	Common Shares			Shares		Shares
											Share-
			Share						Cumulative		holders’
	Number of		subscription	Number		Number of		Contributed	translation		equity
	shares	Amount	receivable	of	Amount	shares	Amount	surplus	account	Deficit	(deficiency)
		$	(payable)	shares	$		$	$	$	$	$
Shares issued for settlement of services
on March 31, 2006 at USD $2.39 per
share	2,089	5	-	-	-		-	-	-	-	5
Shares issued for settlement of services
on March 31, 2006 at USD $2.30 per
share	2,175	5	-	-	-		-	-	-	-	5
Shares issued for settlement of services
on April 12, 2006 at USD $2.56 per
share	1,954	5	-	-	-		-	-	-	-	5
Shares issued for settlement of services
on April 12, 2006 at USD $2.56 per
share	29,308	75	-	-	-		-	-	-	-	75
Shares issued for settlement of services
on April 17, 2006 at USD $2.45 per
share	20,442	50	-	-	-		-	-	-	-	50
Shares issued for settlement of services
on April 19, 2006 at USD $2.35 per
share	18,915	44	-	-	-		-	-	-	-	44
Shares issued for settlement of debt on
May 2, 2006 at USD $2.62 per share	88,885	233	-	-	-		-	-	-	-	233
Option exercised at USD $1.00 per
share	45,000	45	-	-	-		-	-	-	-	45
Shares issued for settlement of services
on May 4, 2006 at USD $2.41 per
share	8,300	20	-	-	-		-	-	-	-	20
Private placement issued May 10, 2006
at USD $2.00 per share	1,032,500	2,065	-	-	-		-	-	-	-	2,065
Private placement issued May 12, 2006
at USD $2.00 per share	275,000	550	-	-	-		-	-	-	-	550
Private placement issued May 15, 2006
at USD $2.00 per share	5,000	10	-	-	-		-	-	-	-	10
Share issue cost - private placement
May 10, 2006 to May 15, 2006	-	(314)	-	-	-		-	-	-	-	(314)
Shares issued for settlement of services
on June 7, 2006 at USD $2.05 per
share	19,630	40	-	-	-		-	-	-	-	40
Shares issued for settlement of services
on June 9, 2006 at USD $2.80 per
share	4,075	11	-	-	-		-	-	-	-	11

The accompanying notes form an integral part of these consolidated financial statements.
Unaudited-Prepared by Management

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
As of September 30, 2006 and December 31, 2005, 2004
(in thousands of United States dollars, except where indicated)

				Class A Preferred		Class B Preferred
	Common Shares			Shares		Shares
											Share-
			Share						Cumulative		holders’
	Number of	subscription		Number		Number of		Contributed	translation		equity
	shares	Amount	receivable	of	Amount	shares	Amount	surplus	account	Deficit	(deficiency)
		$	(payable)	shares	$		$	$	$	$	$
Shares issued for settlement of services
on June 13, 2006 at USD $2.80 per
share	10,715	30	-	-	-		-	-	-	-	30
Option exercised at USD $1.19 per
share	16,106	19	-	-	-		-	-	-	-	19
Warrant exercised at USD $1.25 per
share	30,000	37	-	-	-		-	-	-	-	37
Shares issued for services on July 25,
2006 at USD $3.29 per share	9,312	31	-	-	-	-	-	-	-	-	31
Shares issued for settlement of lawsuits
on July 13, 2006 at USD $3.69 per
share	24,314	89	-	-	-	-	-	-	-	-	89
Shares issued for settlement of lawsuits
on July 13, 2006 at USD
$2.40 per share	600,000	1,440	-	-	-	-	-	-	-	-	1,440
Private placement issued on July 6,
2006 to July 13, 2006 at USD
$2.75 per share	1,205,000	3,314	-	-	-	-	-	-	-	-	3,314
Share issue cost - private placement
July 6, 2006 to July 13, 2006	-	(397)	-	-	-	-	-	-	-	-	(397)
Shares issued for services on July 10,
2006 at USD $3.92 per share	4,197	16	-	-	-	-	-	-	-	-	16
Option exercised at USD $2.00 per
share	75,000	150	-	-	-		-	-	-	-	150
Option exercised at USD $1.00 per
share	30,000	30	-	-	-		-	-	-	-	30
Option exercised at USD $1.19 per
share	16,102	19	-	-	-		-	-	-	-	19
Shares issued for services on Aug 16,
2006 at USD $3.28 per share	4,121	13	-	-	-	-	-	-	-	-	14
Shares issued for services on Aug 1,
2006 at USD $2.30 per share	140,000	322	-	-	-	-	-	-	-	-	322
Private placement completed Aug 31,
2006 at USD $3.00 per share	333,334	1,000	-	-	-	-	-	-	-	-	1,000
Share issue cost - private placement
Aug 31, 2006	-	(120)	-	-	-	-	-	-	-	-	(120)
Shares issued for settlement of services
on Aug 1, 2006 at USD $2.30 per
share	4,395	14	-	-	-	-	-	-	-	-	14
Fair value of stock options issued for
the 9 months ended Sept 30, 2006	-	-	-	-	-	-	-	2,731	-	-	2,731

The accompanying notes form an integral part of these consolidated financial statements.
Unaudited-Prepared by Management

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
As of September 30, 2006 and December 31, 2005, 2004
(in thousands of United States dollars, except where indicated)

				Class A Preferred		Class B Preferred
	Common Shares			Shares		Shares
											Share-
			Share						Cumulative		holders’
	Number of		subscription	Number		Number of		Contributed	translation		equity
	shares	Amount	receivable	of	Amount	shares	Amount	surplus	account	Deficit	(deficiency)
		$	(payable)	shares	$		$	$	$	$	$
Fair value of warrants issued for the 9
months ended Sept 30, 2006	-	-	-	-	-	-	-	304	-	-	304
Loss for the 9 months ended			-
Se[ptember 30,, 2006	-	-		-	-	-	-	-	-	(6,876)	(6,876)
Exchange difference	-	(9)	-	-	-	-	-	-	199	-	190
Balance – September 30, 2006	12,210,982	75,119	-	-	-	2,000,000	2,000	7,844	(730)	(75,590)	8,643

The accompanying notes form an integral part of these consolidated financial statements.
Unaudited-Prepared by Management

Clearly Canadian Beverage Corporation
Consolidated Statements of Operations
(in thousands of United States dollars, except where indicated)

	Unaudited		Undaudited
	For the 3 months ended		For the 9 months ended

	Sept 30	Sept 30	Sept 30	Sept 30
	2006	2005	2006	2005
	$	$	$	$
Sales	2,022	2,777	6,397	6,835

Cost of sales	1,402	2,008	4,654	4,976

Gross profit	620	769	1,743	1,859

General and administration expenses	893	535	2,955	1,743
Selling expenses	704	806	2,069	2,041
Amortization of property, plant and equipment	18	30	78	90
Royalty revenue (note 4)	-	(4)	(125)	(30)
(Interest income)	(64)	-	(70)	-
Other (income) expense	3	11	(10)	(126)
Financing costs	-	13	132	104
Interest on short-term debt	-	28	125	124
Interest on long-term debt	1	14	25	39
Stock-based compensation	475	231	2,731	1,328
Gain on sale of investments	-	-	(201)	-
Loss on settlement of lawsuits (note 16)	798		798	-
Restructuring	-	567	112	567

	2,828	2,231	8,619	5,880

Loss for the period	(2,208)	(1,462)	(6,876)	(4,021)

Basic and diluted loss per share (note 2)
(expressed in dollars)	(0.19)	(0.27)	(0.74)	(1.26)

Going concern (note 1)

The accompanying notes form an integral part of these consolidated financial statements.
Unaudited-Prepared by Management

Clearly Canadian Beverage Corporation
Consolidated Statements of Cash Flows
(in thousands of United States dollars, except where indicated)

	Unaudited		Unaudited
	For the 3 months ended		For the 9 months ended
	Sept 30	Sept 30	Sept 30	Sept 30
	2006	2005	2006	2005
	$	$	$	$
Cash flows from operating activities
Loss for the period	(2,208)	(1,462)	(6,876)	(4,021)
Items not involving cash (note 16(a))	1,676	535	4,412	1,775
Changes in non-cash working capital balances
related to operations (note 16(b))	78	(120)	61	(2,431)

	(454)	(1,047)	(2,403)	(4,677)

Cash flows from investing activities
Proceeds from sale of property, plant and
equipment	-	-	358	-
Proceeds from sale of long-term investment	-	-	230	-
Purchase of property, plant and equipment	-	(6)	(24)	(6)

	-	(6)	564	(6)

Cash flows from financing activities
Proceeds on issuance of short-term debt	-	-	-	1,277
Proceeds from issuance of capital stock and
warrants	3,179	-	7,728	4,443
Repayment of short-term debt	-	-	-	(578)
Increase (decrease) in bank indebtedness	(50)	423	(361)	151
Repayment of long-term debt	-	-	-	(528)

	3,129	423	7,367	4,765

Effect of exchange rates on cash and cash
equivalents	(102)	91	92	248

Increase (decrease) in cash and cash
equivalents	2,573	(539)	5,620	330

Cash and cash equivalents - Beginning of
period	3,567	947	520	78

Cash and cash equivalents - End of period	6,140	408	6,140	408

Interest paid	1	-	150	-

Income taxes paid	-	-	36	-

Supplementary cash flow information
(note 17(c))

The accompanying notes form an integral part of these consolidated financial statements.
Unaudited-Prepared by Management

3rd quarter report 2006

Notes to Consolidated Financial Statements:

1	Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $6,876,000 for the nine months ended September 30, 2006. At September 30, 2006 it has working capital of $6,211,000. Operations for the nine months ended September 30, 2006 have been funded primarily from the issuance of capital stock.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include liquidation of non-core investments and pursuing equity financing to fund working capital requirements. The Company’s ability to continue operations is contingent on its ability to obtain financing. Management believes that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2	Summary of significant accounting policies

Nature of operations

The Company produces, distributes and markets beverage products and flavoured beverages. The Company’s products are sold principally in the United States and Canada.

Principles of accounting

These unaudited interim financial statements have been prepared in accordance with the accounting principles generally accepted in Canada for interim financial information and, follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements. These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the year ended December 31, 2005. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year.

These interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada. These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The accompanying Financial Statements for the nine months ended September 30, 2006 have not been reviewed or audited by the Company’s Auditors.

Unaudited-Prepared by Management	11

3rd quarter report 2006

Consolidation

These consolidated financial statements include the accounts of Clearly Canadian Beverage Corporation and its wholly owned subsidiaries, Clearly Canadian Beverage (International) Corporation, CC Beverage (US) Corporation and Blue Mountain Springs Ltd.

In view of the consolidated nature of these financial statements, the term “Company”, as used herein, is sometimes used to refer to all of the consolidated companies collectively and, where the context or specific transactions require, is sometimes used to refer to certain of the consolidated companies individually.

Foreign currency translation

The Company uses the United States dollar as its reporting currency. The assets and liabilities of the Canadian operations are translated into United States dollars at the rates of exchange at the balance sheet dates, and revenue and expenses are translated at the average rates of exchange for the periods of operation. Unrealized gains and losses arising on translation are recorded as a separate component of shareholders’ equity.

Realized gains and losses on foreign currency transactions are included in the determination of loss for the period.

Revenue recognition

Revenue is recognized at the time that shipment of product to the customer is confirmed by the shipper, which is the point at which the customer takes ownership of the product, provided that collectibility is reasonably assured. The Company does not engage in bill and hold transactions. Distributors are contractually obligated to the Company for complete payment of products sold to them regardless of their ability to sell to retailers. A provision for returns is recorded in the period management becomes aware that it is probable that the product may be returned.

Royalty revenue is recognized as the Company is notified of the sale of the licensed product and when collectibility is reasonably assured.

Funds received in advance of revenues being recognized are recorded as customer deposits.

Effective January 1, 2006 the Company adopted EIC-156 of the Canadian Institute of Chartered Accountants concerning Accounting By A Vendor for Consideration Given to a Customer (Including a Reseller of the Vendors Products. All sales incentives to direct or indirect customers of the Company, including slotting fees, contractual marketing payments, coupons, rebates, free product and similar sales incentives are accounted for as a reduction of revenue when recognized by the Company in its Statement of Operations. Gross sales and selling expenses for all comparative periods presented have been reclassified to reflect such expenses in accordance with EIC-156.

Unaudited-Prepared by Management	12

3rd quarter report 2006

Inventories

Inventories consist of raw materials and finished goods. Raw materials are valued at the lower of cost and market. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis.

Long-term investments

Long-term investments are recorded at cost less write-downs for impairments in value that are other than temporary.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the following periods which represent estimated useful life:

Buildings	30 years
Equipment	5 - 15 years
Leasehold improvements	term of the lease

These assets will be written down to the recoverable amount if carrying value exceeds that amount.

Stock-based compensation plan

The Company has stock option plans which are described in note 13. Stock options granted are expensed based on their fair value.

Consideration paid for stock on exercise of stock options is credited to capital stock.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of 90 days or less at the time of purchase.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options and the carrying value of land and water sources. Actual results could differ materially from those estimates.

Unaudited-Prepared by Management	13

3rd quarter report 2006

Financial instruments

a)	Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature.

The carrying value of long-term debt and capital lease obligation approximates their fair value based upon the discount rates applied. See notes 9 and 10.

b)	Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At September 30, 2006, three customers represented 51.91% (2005 - three customers represented 58.42%) of total accounts receivable.

c)	Interest rate risk

The short-term bank credit facility bears interest at U.S. prime rate plus 4%. The long-term debt bears interest at a fixed rate as disclosed in note 10.

The Company does not use derivative instruments to manage its exposure to interest rate risk.

d)	Foreign exchange rate risk

The majority of the Company’s revenues and selling costs, together with a material portion of its production costs are incurred in United States dollars. General and administration costs are incurred in Canadian dollars and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Marketing costs

The Company expenses all marketing costs as incurred. For the nine months ended September 30, 2006, the Company incurred marketing costs of $485,795 (September 30, 2005 - $156,330). These costs are included in selling expenses.

Unaudited-Prepared by Management	14

3rd quarter report 2006

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the period by the weighted average number of common shares outstanding. The weighted average number of shares outstanding during the three month period ended Sept 30, 2006 was 11,754,491 (three months ended Sept 30, 2005 – 5,413,973), and for the nine months ended Sept 30, 2006 was 9,331,203 (nine months ended Sept 30, 2005 – 3,180,965). The loss per share reflects the ten for one consolidation of the common shares during 2005. Diluted earnings (loss) per share are computed using the treasury method by including other potential common stock from exercise of stock options and warrants in the weighted average number of common shares outstanding for a period, if dilutive.

Diluted earnings (loss) per share is the same as basic earnings (loss) per share since the conversion of the convertible debenture and exercise of stock options and warrants would be anti-dilutive.

2	Significant accounting policies

These unaudited interim financial statements have been prepared in accordance with the accounting principles generally accepted in Canada for interim financial information and, follow the same accounting policies and methods of their application as the Company’s most recent annual financial statements. These interim financial statements do not include all of the disclosure included in the annual financial statements, and accordingly, they should be read in conjunction with the annual financial statements for the year ended December 31, 2005. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year.

3	Prior year comparatives

Certain comparative figures have been reclassified to conform to the current year’s presentation.

4	Royalty revenue

	a)	Cascade Clear brand

The Company received $Nil royalty revenue during the nine months ended September 30, 2006 (September 30, 2005 - $1,600).

	b)	Co-pack business

The Company received $125,000 in royalty revenue during the nine months ended September 30, 2006 (September 30, 2005 - $28,700).

Unaudited-Prepared by Management	15

3rd quarter report 2006

5	Bank indebtedness

The Company’s subsidiary, CC Beverage (US) Corporation (CC Beverage), has an operating line of credit with an unspecified term available with a United States bank, which bears interest at U.S. prime rate plus 4%. The borrowing facility is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as of period ending September 30, 2006 - $399,990, September 30, 2005 - $655,000). The weighted average interest rate for 9 months ended September 30, 2006 was 11.86% (September 30, 2005 - 10.38%); As of the period ending September 30, 2006 $NIL (September 30, 2005 - $423,000) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.

6	Balance sheet components

Accounts receivable

	Sept 30,	December 31
	2006	2005
	$	$

Trade accounts receivable - net of allowance of $34,700
(December 31, 2005 - $36,000)	768	435
Other receivables	53	40

	821	475

Inventories

	September
	30,	December 31
	2006	2005
	$	$

Finished goods	407	586
Raw materials	199	195

	606	781

Unaudited-Prepared by Management	16

3rd quarter report 2006

Property, plant and equipment and assets held for sale

				September
				30,
				2006

		Accumulated
	Cost	amortization	Write-down	Net
	$	$	$	$

Land and water sources	1,081	-	-	1,081
Buildings	1,094	1,047	-	47
Equipment	1,190	1,052	-	138
Leasehold improvements	70	70	-	-

	3,435	2,169	-	1,266
Held for sale
Land and water sources	-	-	-	-

	3,435	2,169	-	1,266

On April 17, 2006, the Company entered into an agreement of purchase and sale with Fern Brook Springs Bottled Water Company Limited relating to the sale, for CA$400,000 of certain water equipment assets owned by the Company and used in connection with it’s Thornton, Ontario well site, which the Company is no longer using and in respect of which the Company has terminated its lease as of July, 2007.

Refer to Note 16 for particulars of land disposed of in settlement of the Blue Mountain Springs lawsuit.

				December
				31, 2005

		Accumulated
	Cost	amortization	Write-down	Net
	$	$	$	$

Land and water sources	1,603	-	-	1,603
Buildings	1,326	996	280	50
Equipment	1,116	938	-	178
Leasehold improvements	67	67	-	-

	4,112	2,001	280	1,831

Held for sale
Land and water sources	445	-	102	343

	4,557	2,001	382	2,174

Included in the table above are changes arising from the change in the exchange rate between the Canadian and U.S. dollar.

Unaudited-Prepared by Management	17

3rd quarter report 2006

In 2005, the Company wrote down building, land and water source by $280,000 and $102,000 respectively to its estimated net recoverable amount. In 2004, land and water sources, buildings and equipment were written down by $721,000 (2003 - $NIL). The carrying value represents management’s best estimate of the net recoverable amount of the land and water sources, buildings and equipment. If the assumptions used by management are not borne out, the net recoverable amount of the assets may differ materially from the recorded amount.

Accounts payable and accrued liabilities

	September	December
	30, 2006	31, 2005
	$	$

Trade accounts payable	1,051	1,303
Marketing fees	498	474
Other accrued liabilities	430	317

	1,979	2,094

Short-term debt

	September	December
	30, 2006	31, 2005
	$	$

Mortgage payable with land and buildings pledged as collateral, bearing interest at 3.95%, repayable at CA $1,125 per month,
maturing in August 2006 (see note 16 )	-	139
Global (GMPC) Holdings Inc. (CA $187,910), bearing no interest,
repayable May, 2006	-	428

	-	567

7       Long-term investments

	September	December
	30, 2006	31, 2005
	$	$

Public companies (quoted market value $Nil; December 31, 2005 -
$223,000)	-	29

Unaudited-Prepared by Management	18

3rd quarter report 2006

8	Distribution rights

The carrying value of distribution rights previously acquired were written down to nil based on management’s assessment of their impairment in the 2003 and 2004 years.

9	Capital lease obligation

The Company entered into a lease arrangement to acquire computer equipment. The liability under the capital lease represents the minimum lease payments payable net of imputed interest at an average rate of 18% per annum and is secured by the computer equipment.

	September	December
	30, 2006	31, 2005
The Company’s obligation under the capital lease consists of:	$	$

Minimum lease payments payable	14	15
Less: portion representing interest to be recorded over the remaining
term of the lease	3	3

	11	12
Less: current portion	3	3

Long-term portion	8	9

Future minimum annual lease payments under the capital lease are as follows:

$

2006	1
2007	5
2008	5

11

10	Long-term debt

	September	December
	30, 2006	31, 2005
	$	$

Convertible promissory notes of CA $1,750,000, unsecured,
non-interest bearing, repayable in cash or equivalent value of
common shares at the option of the Company (see note 16)	-	1,501

	-	1,501

Unaudited-Prepared by Management	19

3rd quarter report 2006

11	Convertible debenture

During the year ended December 31, 2002, the Company issued 670 debenture units, raising gross proceeds of CA $670,000, of which CA $345,000 was raised from certain directors and officers of the Company (related parties). Each debenture unit consisted of a convertible debenture of CA $1,000 and 1,250 share purchase warrants at CA $0.80 per share exercisable until December 2, 2004. The debenture units were originally repayable by December 1, 2003 and bore interest at 10% per annum..

During the year ended December 31, 2003, the debenture holders consented to extend the term of the debenture to December 1, 2006. For accounting purposes, the extension was accounted for as a settlement and the difference in the fair value of the original terms of the debenture and the modified terms ( $81,000) was recorded as a gain for the year ended December 31, 2003. The corresponding discount on the carrying value of the debenture was accreted on a straight-line basis over the extended term of the debenture units. During the year ended December 31, 2005 accretion expense of $30,000 was recorded.

At December 31, 2005, there were no remaining debentures owing.

12	Capital stock

On January 14, 2005 the Company completed a private placement of 465,000 pre-consolidated shares at a price of CA $0.25 per share (46,500 shares at a price of $2.50 per share, on a post consolidated basis). The shares were issued as part of the Company’s 1,500,000 pre-consolidation share private placement announced in December 2004.

At a special and general shareholder meeting held on April 29, 2005, the Company’s shareholders approved the Company’s corporate restructuring plan and, in connection therewith:

	1.	The Company’s authorized share structure, its Notice of Articles and its Articles were altered by:

		a.	increasing the 200,000,000 common shares without par value to an unlimited number of common shares without par value;
		b.	eliminating the 10,000,000 preferred shares with a par value of $1.00 per share, none of which preferred shares were issued and outstanding; and
		c.	deleting the special rights and restrictions contained in Part 26 of the Articles of the Company.

	2.	The Company’s authorized share structure, its Notice of Articles and its Articles were also altered by:

		d.	creating a class of 2,000,000 Class A Preferred Shares with special rights and restrictions (i);
		e.	creating a class of 2,000,000 Class B Preferred Shares with special rights and restrictions (ii).

(1)      The Class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares of the Company calculated at a share price equal to the ten day average closing price of the Company’s common shares on the OTC Bulletin Board market preceding the date of issuance of such dividend shares), the right to one vote for each Class A Preferred Share on any vote of the common shares of the Company, and the right of conversion into common shares of the Company at a conversion price equal to the ten day average trading price of the Company’s common shares on the OTC Bulletin Board market preceding the date of conversion.

Unaudited-Prepared by Management	20

3rd quarter report 2006

(2)      The Class B Preferred Shares include the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares of the Company at a price of U.S.$1.00 per share, and thereafter in advance in monthly cash instalments. Each Class B Preferred Share has the right to five votes on any vote of the common shareholders. The Class B Preferred Shares are convertible, in whole but not in part, into such number of common shares of the Company as would equal 50% of the number of fully diluted common shares of the Company immediately prior to the conversion of the Class B Preferred Shares.

Effective May 2, 2005, the Company affected a reverse split (consolidation) on a ten (10) old for one (1) new share basis.

On May 5, 2005, BG Capital Group Ltd. (“BG Capital”) converted its $1,000,000 loan with the Company into 1,000,000 Class A Preferred Shares at $1.00 per preferred share and concurrently the Company issued BG Capital an additional 1,000,000 Class A Preferred Shares at $1.00 per preferred share.

On May 16, 2005, the Company completed a brokered private placement of 1,010,000 common shares of the Company at a price of $1.00 per share with Standard Securities Capital Corporation. The Company also completed a non-brokered private placement of 2,065,000 common shares of the Company. The non-brokered private placement was completed in two issuances, with the first issuance of 1,250,000 shares on May 16, 2005 and the second issuance of 815,000 shares on May 25, 2005, all such shares were issued at a price of $1.00 per share.

On May 24, 2005, an aggregate of 207,506 common shares were issued to BG Capital in respect of dividends payable on the Class A and the Class B Preferred Shares. Also, on May 24, 2005, 450,000 shares were issued to BG Capital as a finder’s fee in connection with the Company’s recently completed private placements.

On the same date, BG Capital exchanged class A preferred shares of the Company for class B shares.

The Company completed an additional non-brokered private placement for gross proceeds of $635,953. In that respect, a total of 635,953 common shares were issued on May 27, 2005 at $1.00 per share. Directors, officers, and employees of the Company subscribed for 585,953 shares. Prior to this additional financing, the Company redeemed all of its outstanding convertible debentures and debenture holders who held a majority of the debentures reinvested their debenture redemption proceeds in this private placement.

As part of its 2005 corporate restructuring and to reduce future obligations and cost, the Company negotiated certain amendments to consulting agreements and the Company's office lease. In connection with these amendments, the Company issued 225,000 shares at a market value of $1.17 per share, $117,000 in cash, and 25,000 shares at a market value of $1.38 per share.

On November 30, 2005, Global (GMPC) Holdings Inc. converted CAD$500,000 of principal amount of loan into common shares at conversion price of $2.00 U.S. per share and extended the maturity date of the loan to May 2, 2006 for the balance of CAD$500,000 of principal amount of loan. The company issued 75,000 common shares to Global at market price of $2.00 per share for extending the maturity date to May 2, 2006 and amending the agreement that no interest will be payable on the remaining principal amount of loan.

On December 28, 2005, the Company completed a private placement of 800,000 units at $1.25 per unit raising $1,000,000. Each unit consisted of one common share of the Company and six and quarter share purchase series A warrant at vested price of $1.25, six and a quarter share purchase series B warrant at vested price of $1.50, six and a quarter share purchase series C warrant at vested price of $2.00, and six and quarter share purchase series D warrant at vested price of $4.00. Series A warrant must be exercised by December 31, 2006. Series B warrant will be fully vested if Series A warrant are fully exercised and exercised by December 31, 2007, Series C warrant will be fully vested if Series B warrant are fully exercised and exercised by December 31, 2008, Series D warrant will be fully vested if Series C warrant are fully exercised and exercised by December 31, 2009.

Unaudited-Prepared by Management	21

3rd quarter report 2006

On February 27, 2006, March 28, 2006 and May 2, 2006, Global (GMPC) Holdings Inc. converted CAD$222,570, CAD $89,250 and CAD $188,000 of principal amount of loans into common shares at conversion price of $2.00 U.S. per share. The company issued 100,000, 40,000 and 88,885 shares respectively.

On March 16, 2006, a special general meeting of shareholders was held, and the shareholders approved (a) the re-designation of the common shares as “Limited Voting Shares” and (b) the creation of a class of “Variable Multiple Voting Shares.” Holders of Variable Multiple Voting Shares are entitled to multiple votes at all meetings of common shareholders, and the number of votes attached to each Variable Multiple Voting Share is equal to the greater of (i) ten and (ii) ten times a fraction the numerator of which is the number of issued common shares and the denominator of which is the number of issued common shares on March 16, 2006. To date no Variable Multiple Voting Shares have been issued.

On May 12, 2006, the company entered into a agreement to surrender all of the Series A, B, C and D warrants issued in connection with the December 28, 2005 . In consideration therefore certain of the investors were granted Series A warrants for the purchase of a total of 4,120,000 shares at a price of $1.25 USD, exerciseable within two years following the effective date on which the warrants are registered pursuant to a registration statement filed with the U.S. Securities and Exchange Commission.

In May, 2006, the Company completed a brokered private placement of 1,312,500 common shares issued at $2.00 USD per share raising a total of $2,625,000.00. The Company paid broker’s fees of $183,050 and granted broker warrants to purchase 91,525 common shares at $2.25 USD per share, vesting upon issuance and expiring in May, 2007. The Company paid an additional finders fee of $130,750 to BG Capital, a controlling shareholder of the Company, BG Capital has the right until May 2007 to convert any or all of the finder’ fee into shares at a price of $2.00 USD per share.

In July, 2006, the Company completed a brokered private placement of 1,205,000 common shares issued at $2.75 USD per share raising a total of $3,314,000.00. The Company paid broker’s fees of $259,462 and granted broker warrants to purchase 84,350 common shares at $3.00 USD per share, vesting upon issuance and expiring in July, 2007. The Company paid an additional finders fee of $138,187 to BG Capital, a controlling shareholder of the Company, BG Capital has the right until July, 2007 to convert any or all of the finder’s fee into shares at a price of $2.75 USD per share.

In August, 2006, the Company settled litigation with respect to its Blue Mountain Springs subsidiary. The terms of the settlement detailed in Note 16 include the issuance of 1,524,314 shares in the period at a recorded value of $1,529,000.

In August, 2006, the company issued 140,000 common shares at $2.30 USD per share to BG Capital, a controlling shareholder of the Company, under the terms of a management services contract now expired.

In August, 2006, the Company completed a brokered private placement of 333,334 common shares issued at $3.00 USD per share , together with a warrant to purchase 333,334 common shares at $3.25 USD per share, vesting upon issuance and expiring in September, 2008, raising a total of $1,000,000. The Company paid broker’s fees of $70,000 and granted broker warrants to purchase 23,333 common shares at $3.25 USD per share, vesting upon issuance and expiring in August, 2007. The Company paid an additional finders fee of $50,000 to BG Capital, a controlling shareholder of the Company, BG Capital has the right until August, 2007 to convert any or all of the finder’s fee into shares at a price of $3.00 USD per share.

Unaudited-Prepared by Management	22

3rd quarter report 2006

13	Stock options, warrants, Shareholders’ Rights Plan, and other commitments to issue shares

Stock options

Under the April 29, 2005 stock plan, the Company may grant options to purchase up to 1,750,000 common shares of the Company, and under the 2006 equity incentive plan, the Company may grant options to purchase up to 10,000,000 common shares of the Company. Options may be issued under the stock option plan as determined at the sole discretion of the Company’s board of directors. Options may be issued for a term of up to 10 years at an exercise price to be determined by the Company’s board of directors, provided that the exercise price is not less than the average closing price of the Company’s shares for the 10 trading days proceeding the date on which the options are granted. All options vest immediately on issuance.

A summary of stock options granted by the Company is as follows:

		Weighted
	Number of	average
	options	exercise price
	(000’s )	USD$

Options outstanding at December 31, 2003:	162	9.10
Granted	10	4.00
Expired	(3)	7.90

Options outstanding at December 31, 2004:	169	8.70
Granted	1,709	1.21
Expired	(56)	7.24
Exercised	(105)	1.17
Surrendered	(100)	1.17
Options outstanding at December 31, 2005:	1,617	1.77

Granted	2,206	1.77
Expired	(14)	3.35
Exercised	(1,305)	1.06
Surrendered	-	-
Option outstanding at September 30, 2006	2,504	1.96

The number of options and their weighted average exercise price has been adjusted to reflect the ten for one consolidation of the common shares on May 2, 2005.

Unaudited-Prepared by Management	23

3rd quarter report 2006

For the nine months ended September 30, 2006, the Company granted 2,206,000 options under its stock option plans, of which options to acquire 2,100,000 shares were granted to members of its Advisory Board, Directors and management (2005 – 1,340,834 total). The fair value of the options granted for the nine months ended September 30, 2006 is approximately $2.28 to 2.92 per grant. Stock based compensation of $2,731,000 (2005 - $1,328,000) has been recorded as expense for the nine month period. Stock based compensation of an additional $3,208,000 attributed to these grants has been allocated to services to be provided in the future. This amount will be recorded to contributed surplus and charged to operations over a 3 year period based on the estimated service life inherent in the grants.

The Company has estimated the fair value of each option on the date of grant using the Black-Scholes Options Pricing model with the following weighted average assumptions:

Risk-free interest rate	4.38% to 5.06%
Expected life of options	1 to 5 years
Expected volatility in the market price of the shares	107% to 185%
Expected dividend yield	0.0%

Warrants

The following table summarizes information about common share purchase warrants granted in equity financings to date which remain outstanding:

	Balance -					Balance -
Exercise price per	December 31,					September
share	2005	Cancelled	Granted	Expired	Exercised	30, 2006	Expiry date

U.S.$2.80 (CA $3.40)	25,000		-	(25,000)	-	-	March 2006
U.S.$1.25 (CA $1.46)	5,000,000	(5,000,000)	-	-	-	-	December 2006
U.S.$1.50 (CA $1.76)	5,000,000	(5,000,000)	-	-	-	-	December 2007
U.S.$2.00 (CA $2.34)	5,000,000	(5,000,000)	-	-	-	-	December 2008
U.S.$4.50 (CA $5.27)	5,000,000	(5,000,000)	-	-	-	-	December 2009
U.S.$2.25 (CA $2.51)	-	-	91,525	-	-	91,525	May 2007
U.S.$3.00 (CA $3.35)	-	-	84,350			84,350	July 2007
U.S.$3.25 (CA $3.62)			356,667			356,667	Sept 2008
U.S.$1.25 (CA $1.39)	-	-	4,120,000	-	(30,000)	4,090,000	December 2007
U.S.$2.00 (CA $2.34)	1,000,000	-	100,000	-	-	1,000,000	October 2010
U.S.$2.00 (CA $2.23)						100,000	July 2011

	21,025,000	(20,000,000)	4,752,542	(25,000)	(30,000)	5,722,542

Unaudited-Prepared by Management	24

3rd quarter report 2006

Shareholders’ Rights Plan

The Company has a Shareholders’ Rights Plan which is contained within a Rights Agreement dated October 1, 1990, and a Supermajority Amendment, which forms part of the Company’s articles. The Rights Plan expires on December 31, 2009.

In general terms, the rights issuable under the Rights Plan permit shareholders to purchase the Company’s shares at 50% of the market price at the time of the occurrence of certain Triggering Events. Generally, a Triggering Event is where a party (Acquiring Person) endeavours to merge, amalgamate, acquire assets or acquire greater than 20% of the voting shares of the Company without the approval of the Company’s directors. An Acquiring Person who causes the Triggering Event to occur is specifically excluded from acquiring shares under the adjustment formula provided for in the Rights Agreement. The rights adjustment does not occur where an offer to acquire shares is determined to be a Qualified Offer. A Qualified Offer is an offer for all outstanding shares on terms determined by a majority of the Company’s directors as being in the best interest of the Company and its shareholders.

14	Related party transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

In the nine months ended September 30, 2005, the Company paid $55,000 for the lease of its office premises to a limited partnership in which certain ex-directors of the Company had an interest. The Company terminated this lease on December 31, 2005 and has moved to different premises.

In the nine months ended September 30, 2006 the Company recorded management fees of $322,000 in connection with a contract for service provided by BG Capital Group Ltd., our controlling shareholder. The contract was terminated on March 15, 2006. In August, 2006 the Company issued 140,000 shares at $2.30 USD per share as settlement of services provided..

In the nine months ended September 30, 2006 the Company paid $190,000 in corporate development and financing costs and $318,937 in private placement of stock finder’s fees to BG Capital Group Ltd.

15	Commitments and contingencies

a) Operating leases

The Company has entered into operating leases for certain office equipment and premises (note 15). Total payments required under these leases are as follows:

	September	December
	30, 2006	31, 2005
	$	$

2006	15	Nil

Unaudited-Prepared by Management	25

3rd quarter report 2006

b)	Consulting contracts

On November 1, 2005, the Company entered into a consulting agreement with a term of five years. The Company issued a warrant to purchase 1,000,000 common shares of the Company at $2.00 per share as consideration. The fair value of the warrant as determined using the Black-Scholes method was $1,904,000.The Company is recognizing the expense related to the agreement over the five year term of the agreement. During the 9 month period ended Sept 30, 2006, the Company expensed $285,600 (2005- Nil) and recorded $380,400 as a current prepaid item leaving a balance of $1,174,200 as a long-term prepaid contract.

c)	Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA $2,400,000 plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

d)	Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

e)

With respect to the long-term indebtedness assumed by the purchaser of the private label co-pack bottling business during the year ended December 31, 2001, the Company’s subsidiary, CC Beverage, still remains as the primary borrower; however, the purchaser is under an obligation to obtain a release of such indebtedness. The purchaser holds a letter of credit with a United States bank to secure the long- term indebtedness. The Company has assessed its liability under this guarantee and determined the fair value to be $NIL.

16	Lawsuits settlement

The litigation which the Company has settled relates to all claims surrounding its subsidiary, Blue Mountain Springs Ltd (Blue Mountain). This litigation was commenced in 1997 and involved a claim against the Company and Blue Mountain to repay an outstanding CDN $1.75 million debt owed by the Company to the former owners of Blue Mountain. The Company had withheld payment of this debt in order to set off another claim against the Company by a third party for entitlement to shares in Blue Mountain.

Unaudited-Prepared by Management	26

3rd quarter report 2006

The terms of the settlement concluded in Q3-2006 required the Company to issue 624,314 common shares, issue a common share purchase warrant expiring July 14, 2011 for the purchase of a further 100,000 shares at a price of $2.00 per share, transfer 42 acres of residential land in Ontario to a plaintiff, grant a plaintiff the right of first refusal to purchase 4 acres of land with a water source in Ontario, and issue a further approximately 14,000 shares of the Company.

In consideration of the above and the settlement of the litigation the Cdn $1.75 million debt was extinguished, and the plaintiff assumed a mortgage registered against the 42 acre parcel of land above.

Full provision has been made in these interim financial statements for the settlement of the litigation, as follows:

Long-term debt extinguished	$1,547

Mortgage assigned to plaintiffs and discharged	155

Deemed value of shares issued into escrow 1,524,314	(1,529)

Deemed value of shares to be issued (13,477)	(45)

Ascribed value of warrants granted	(303)

Book of land transferred	(594)

Write down of receivable	(29)

Cost of lawsuit settlement	(798)

The 624,314 shares and the share purchase warrant have been issued into escrow, to be released in scheduled tranches beginning on the earlier of three months from the date the securities are registered by an effective registration statement filed with the US Securities Exchange Commission, or July 29, 2007 (the “First Release Date”), and ending 24 months thereafter. The settlement terms includes a provision that requires the Company to issue additional shares to ensure that the initial 424,314 shares issued into escrow have a value of $1,100,000 (approximately $2.59 per share ) based on the average trading price of the shares for the 10 day period preceding the First Release Date. In the event that there is a shortfall, the Company will be required to issue additional shares at the average trading price above to meet the $1,100,000 value. At the balance sheet date, there were no additional shares issuable.

Unaudited-Prepared by Management	27

3rd quarter report 2006

17	Supplementary cash flow information

		Unaudited		Unaudited
		For the 3 months ended		For the 9 months ended
		Sept 30, 2006	Sept 30, 2005	Sept 30, 2006	Sept 30, 2005
		$	$	$	$

a)	Items not involving cash
	Amortization of property, plant and
	equipment	18	30	78	90
	Stock-based compensation	475	231	2,731	1,328
	Gain on sale of investment	-	-	(201)	-
	Services paid in stock	396	-	739	-
	Settlement of debt paid in stock	573	-	573	-
	Repayment of short term debt from
	issuance of stock	(584)	-	(584)	-
	Cost of lawsuit settlement	798	-	798	-
	Stock issued on restructuring	-	263		263
	Loss on settlement of debt	-	-	158	-
	Interest accretion on convertible debenture
	and short-term debt	-	11	120	94

		1,676	535	4,412	1,775

b)	Changes in non-cash working capital
	balances related to operations
	Accounts receivable	330	26	(317)	(439)
	Inventories	263	226	175	(595)
	Prepaid expenses, deposits and other
	assets	128	10	74	95
	Prepaid contracts	96	-	286	-
	Accounts payable and accrued liabilities	(739)	(382)	(157)	(1,433)
	Customer deposits	-	-	-	(59)

		78	(120)	61	(2,431)

Unaudited-Prepared by Management	28

3rd quarter report 2006

c)	Non-cash investing and financing
	activities

	Reduction of debt on exchange for
	preferred shares	-	(1,000)	-	(1,000)
	Preferred shares issued in exchange of
	debt	-	1,000	-	1,000
	Long term debt extinguished on lawsuit
	settlement	(1,547)	-	(1,547)	-
	Mortgage assigned on lawsuit settlement	(155)		(155)
	Book value of land transferred on lawsuit
	settlement	594	-	594
	Ascribed value of warrants granted in
	lawsuit settlement	303	-	303	-
	Common shares issued for settlement of
	debt	-	-	573	-
	Common shares issued for settlement of
	lawsuits	1,529	-	1,529	-

18	Segmented information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry, selling flavoured water and carbonated beverages, and management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the earnings (loss) from operations before the write-down of property, plant and equipment.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

Unaudited-Prepared by Management	29

3rd quarter report 2006

	Unaudited		Unaudited
	For the 3 months ended		For the 9 months ended
	September	September	September	September
	30, 2006	30, 2005	30, 2006	30, 2005
	$	$	$	$

Sales
Canada
Total sales	355	397	1,110	1,429
Less: Sales to other segments	-	-	-	-

Sales to external customers	355	397	1,110	1,429

United States
Total sales	1,667	2,380	5,287	5,406
Less: Sales to other segments	(74)	(71)	(157)	(247)

Sales to external customers	1,593	2,309	5,130	5,159

Other
Sales to external customers	74	71	157	247

Total sales to external customers	2,022	2,777	6,397	6,835

Sales to external customers by product line
Carbonated product	1,333	1,739	4,109	5,050
Non-carbonated product	689	1,038	2,288	1,785

	2,022	2,777	6,397	6,835

Interest expense on short-term and long-term
debt
Canada	-	27	128	129
United States	1	15	22	34

	1	42	150	163

Amortization
Canada	18	30	78	90
United States	-	-	-	-

	18	30	78	90

Loss before income taxes, amortization of
intangible assets and write-down of
property, plant and equipment
Canada	(1,904)	(632)	(6,105)	(1,715)
United States	(304)	(830)	(771)	(2,306)
Other	-	-	-	-

	(2,208)	(1,462)	(6,876)	(4,021)

Loss for the period before income taxes	(2,208)	(1,462)	(6,876)	(4,021)

Unaudited-Prepared by Management	30

3rd quarter report 2006

	September	September
	30, 2006	30, 2005
	$	$

Assets
Canada	9,671	4,013
United States	934	986
Other	28	28

	10,633	5,027

Assets held for sale
Canada	-	431
United States	-	-

	-	431

Total assets	10,633	5,458

Property, plant and equipment additions
Canada	24	6
United States	-	-

	24	6

With respect to third parties, the Company has two customers (2005 - two customers) that represent more than 10% of sales. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

19	Restructuring Cost

The expenses so classified for the nine months ended September 30, 2006 represent the cost of management contract settlements ($142,000) less a recovery of $30,000 on the settlement of a contract with a computer software supplier. For the nine months ended September 30, 2006 restructuring cost of $567,000 relates to the cost of settling management contracts and a related party lease.

Unaudited-Prepared by Management	31

3rd quarter report 2006

CORPORATE PROFILE

Board of Directors

Marco P. Markin
Brent Lokash
Cameron Strang
David Parkes

Corporate Head Office

Clearly Canadian Beverage Corporation
2267 W. 10th Avenue, Vancouver
British Columbia, Canada V6K 2J1

     1-800-735-7180 (U.S.A and Canada)
1-800-742-5300 (International)
www.clearly.ca
e-mail: info@clearly.ca or consumer.relations@cleary.ca

U.S. Subsidiary
CC Beverage (U.S.) Corporation
P.O. Box 326, Burlington
Washington, USA 98233

Stock Exchange
OTCBB (trading symbol: CCBEF)

Registrar and Transfer Agent
Pacific Corporate Trust Company
Vancouver, British Columbia, Canada
1-877-288-6822

Shareholder Information
Shareholder Relations
Email: investor@clearly.ca
Phone: 1 (800) 983-0993

Unaudited-Prepared by Management	32